April 21, 2020
Via E-mail

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

       Re:     TEGNA Inc.
               Definitive Additional Materials on Schedule 14A
               Filed April 17, 2020 by Standard General L.P., et al. File No. 001-06961

Dear Mr. de Wied:

       We have reviewed the above-captioned filing and have the following comment.

DFAN14A filed April 17, 2020

1. We note your statement highlighting that "ISS Recommends Shareholders Vote on Standard
   General's WHITE Proxy Card for Change at TEGNA." We further note the inclusion of the following partial excerpted quote from the ISS report on your website and in your filing:
   "The key change that appears necessary is confirming the board's openness to negotiating with potential bidders. As such, votes are warranted on the WHITE card." We believe that by omitting the full text of these two excerpted sentences from the report, your presentation of this language may constitute a materially misleading statement in contravention of Rule
   14a-9. As presented on your website and in your press release, the quoted language appears to give the impression that ISS has recommended that shareholders vote for all of your nominees on the white card as opposed to just one. Accordingly, please file revised materials as soon as possible to include the full text of the quoted language and to clearly state that ISS has recommended that shareholders vote for only one of Standard General's nominees. Also, make similar revisions to the material on the TomorrowsTegna.com website.



                                               *   *   *
 Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
April 21, 2020
Page 2

      Please direct any questions to me at (202) 551-7951. You may also contact Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                         Sincerely,

                                                         /s/ Joshua Shainess

                                                         Joshua Shainess
                                                         Special Counsel
                                                         Office of Mergers and
Acquisitions